

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 28, 2009

Mr. Yan Zhuang
Chief Executive Officer
K's Media
10/F Building A, G.T. International Tower
ChaoYang District, Beijing, China, 100020

      Re: **K's Media**
               Form 10-K for Fiscal Year Ended April 30, 2008
               Filed August 12, 2008

               Forms 10-Q for Fiscal Quarter Ended October 31, 2008
               File No. 0-52760

Dear Mr. Zhuang:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Larry Spirgel
                           Assistant Director